Purchase and Sale
Of
Working Wells Interests

This Purchase and Sale Of Working Wells Interests Agreement (“Agreement”) between Domestic Energy Corporation, a Florida corporation, (“Seller”) and Westmont Resources, Inc., a Nevada corporation (“Buyer”) is effective this 4th day of February 2011.

Whereas, Seller wishes to sell and Buyer wishes to buy those certain oil and natural gas wells numbering 92 and located in Scott and Morgan Counties, Tennessee.

Intending to be legally bound, the parties agree as follows:

1. Purchase and Sale Property.  Sellers agree to sell and assign to Buyer, and Buyer agrees to purchase from Sellers, working interests in certain oil and natural gas wells and other associated assets as found in Appendix A and any other assets which are part of the Sellers commercial enterprises conducting oil and natural gas production activities (the “Wells”). The working interest as described herein is the interest in the wells, down to the base of the Chattanooga Shale Formation, in and to the portion of the oil and gas leasehold estates as described and identified in Appedix A and further subject to the terms and conditions set out in the original oil and gas lease without warranty of any kind, either express or implied, unto Buyer. Seller is selling to Buyer the entire working interest in the portions of the leasehold estates described in Appendix A which equals seventy point one two five percent (70.125%) of the gross oil and gas sales generated.

2.  Price: The purchase price shall consist of

$200,000 in the form of Buyer’s promissory note, which shall bear interest at the rate of 8% per annum, and will be payable in 20 equal monthly installments of $10,000 Installment representing the entire unpaid principal and accrued interest. Payments will commence 3 months following the execution of the definitive agreement.  Buyer’s promissory note to be secured by a security interest in favor of the Sellers in the Wells purchased.

(b). All of Buyer’s interest in that gold mine and business identified as NorthStar Exploration Inc which represents an interest in gold and other mineral deposits located in British Columbia, Canada.

3.  Closing: Closing of this purchase and sale shall be as soon as practicable after completion of the due diligence review provided by Paragraph 8(a), but not later than December 29, 2010.

4.  Sellers’ Warranties.  Sellers warrant that the Wells included in this Purchase and Sale agreement and all systems and equipment used in the wells current operations will at closing be complete, in full working order, and sufficient to carry out operations its current volume. Further Seller warrants that the wells are located, identified and bonded with the State of Tennessee.

5. Conditions.  This Contract is subject to the following conditions, each of which shall be fulfilled or waived by December 29, 2010.

(a) Buyer’s reasonable satisfaction with the condition of the Wells upon completion of a due diligence inspection;

(b) Receipt of necessary or appropriate consents to the transfer from major creditors, contractors, licensors, partners, and/or other third parties upon whom operation of the Wells may be materially reliant;

 (d) Execution or ratification of this contract by the majority of shareholders and other interested parties of Seller and/or the Wells to the extent necessary.

6. Cooperation, Good Faith.  The parties shall cooperate fully and in a timely manner to fulfill all conditions of, and to carry out the purchase and sale terms, provided by this MOU.  Specifically, Sellers shall provide Buyer with full access to and adequate explanations of all of the Well’s contracts, books of account, other business records, technical and proprietary information, and any known material adverse factors pertaining to or affecting said business.  Until closing, the Seller shall not make, solicit, or entertain any offer to purchase any of the Wells.

7.  Confidentiality: All information that has been or will be exchanged between the parties prior to closing shall be considered as confidential and proprietary information, subject to the parties’ Confidentiality Agreement dated of this date.

8 Non disclosure.  As consideration for having access to or receiving any Confidential Information, each party agrees it shall not disclose or disseminate, or permit any of its Affiliates, their employees, officers, directors or agents to disclose or disseminate at any time, the Confidential Information to any third party without the other’s prior written consent. Additionally, each party shall disclose Confidential Information, where necessary, only to its employees, officers, directors or agents on a need-to-know basis. In no event shall either Party indirectly disclose Confidential Information, without the express written approval of the other.  This undertaking shall not apply to any Confidential Information which can be demonstrated by the recipient to have:  (i) become publicly known thorough no action on the recipient’s part; (ii) been known by the recipient prior to receipt; (iii) been independently developed by the recipient; (iv) been approved for public release by the other’s written authorization; or (v) been required to be disclosed by law, or to a competent court, government or regulatory body having the right to same.

9. Return of Confidential Information.  Upon the termination of this Agreement, or at either party’s request, the party in receipt of any Confidential Information shall deliver, within ten (10) business days to the disclosing party, all files, documents, computer programs and other media (and all copies and reproductions of any of the foregoing) in its possession and other media the extent same contain Confidential Information, or certify that all such Confidential Information has been destroyed.

10. Non-solicitation.  Each party agrees it shall not solicit the employment, directly, or indirectly, of any of the other party’s employees or contractors during the period of any business discussions between the two parties and for a period of six months immediately thereafter, without the express written approval of the other.

11. No License or Representation.  This Agreement does not require either party to disclose any Confidential Information.  All Confidential Information shall remain the sole property of the party disclosing such information.  No license to either party of any trademark, patent, copyright, or any other intellectual property right is either granted or implied by this Agreement or any disclosure hereunder.  All Confidential Information disclosed by either party is on an AS IS basis, and no representation, warranty or assurance is made by them with respect to the completeness, accuracy, non-infringement of trademarks, patents, copyrights, trade secrets or any other intellectual property rights use by the other of any Confidential Information of the disclosure, and the use of such Confidential Information is at the recipients own risk.

12. Terms and Termination. This Agreement shall become effective on the date first set forth below and shall terminate upon the happening of the earlier of:
(a)	Written notice by either party to the other of its election, with cause, to terminate this Agreement;
(b)	In the event of ownership change as outlined above

13. Governing Law. This Agreement is governed by the laws of the State of Nevada. The parties hereby agree to the non-exclusive jurisdiction of the courts of the State of Nevada.

14. Injunctive Relief.  The parties agree that disclosure or uses of Confidential Information contrary to this Agreement may cause the disclosing party irreparable harm, for which damages may not be adequate compensation.  Therefore the parties agree that they may be entitled to equitable relief, including an injunction, in order to stop any breach or threatened breach of this Agreement.

15. Legal Fees. In the event that either party shall bring any action to enforce or protect any of its rights under this Agreement, the prevailing party shall be entitled to recover, in addition to its damages, its reasonable legal fees and costs (including those of in-house counsel) incurred in connection therewith.

16. Affiliates. For purposes of this Agreement, “Affiliate” means an entity controlled by, controlling, or under ultimate common control of a party signing below.

17. Miscellaneous Provisions.  This Agreement constitutes the entire Agreement and understanding between the parties and integrates all prior and contemporaneous discussions between them related to the subject matter hereof.  No amendment to this Agreement shall be valid unless it is in writing and signed by both parties.  This Agreement shall be binding upon the respective successors and assigns of the parties hereto.  No delay or omission by either party in exercising any right under this Agreement constitutes a waiver.  This termination of this Agreement for whatever reason shall not relieve either party from its obligation hereunder.

IN WITNESS WHEREOF, duly authorized representatives of the parties have executed this Agreement.

Westmont Resources, Inc

/s/ Glenn McQuiston	Dated: 4 February 2011
By: Glenn McQuiston, President

Domestic Energy, Corp.

/s/ D. Lynn Mack	Dated: 4 February 2011
By: D. Lynn Mack, President

Appendix A

All rights to the leasehold interests in the oil, natural gas and other minerals in the listed.  The following is list of the wells to be purchased under the terms of the Memorandum of Understanding dated 10 April 2010

Current Leaseholds - The leaseholds property owned by Westmont Resources Inc, on which the net proceeds of the offering will be spent, is the Scott-Morgan 1 project, which is comprised of 92 independent leasehold permits. The independent leasehold permits are recorded with the County and the Bureau of Land Management

Permit # 858	Permit # 3921	Permit # 4496	Permit # 5113	Permit # 5570
Permit # 867	Permit # 3953	Permit # 4518	Permit # 5114	Permit # 5571
Permit # 1323	Permit # 3998	Permit # 4520	Permit # 5037	Permit # 5572
Permit # 1453	Permit # 3999	Permit # 4554	Permit # 5138	Permit # 5746
Permit # 1525	Permit # 4001	Permit # 4575	Permit # 5148	Permit # 5747
Permit # 1728	Permit # 4024	Permit # 4578	Permit # 5293	Permit # 5965
Permit # 2639	Permit # 4033	Permit # 4796	Permit # 5354	Permit # 6071
Permit # 3505	Permit # 4127	Permit # 4830	Permit # 5397	Permit # 6121
Permit # 3553	Permit # 4128	Permit # 4831	Permit # 5427	Permit # 6150
Permit # 3699	Permit # 4129	Permit # 4912	Permit # 5447	Permit # 6151
Permit # 3740	Permit # 4150	Permit # 4930	Permit # 5467	Permit # 6152
Permit # 3748	Permit # 4176	Permit # 4956	Permit # 5487	Permit # 6242
Permit # 3777	Permit # 4218	Permit # 4969	Permit # 5489	Permit # 6354
Permit # 3823	Permit # 4256	Permit # 4991	Permit # 5490	Permit # 6355
Permit # 3824	Permit # 4259	Permit # 5003	Permit # 5491	Permit # 6493
Permit # 3856	Permit # 4267	Permit # 5011	Permit # 5535	Permit # 656
Permit # 3911	Permit # 4268	Permit # 5017	Permit # 5539
Permit # 3913	Permit # 4372	Permit # 5037	Permit # 5568
Permit # 3914	Permit # 4412	Permit # 5092	Permit # 5569